Dear Family and Friends,

I hope this email finds you all well and in good spirits this new year.

I am thrilled to reach out to you today with an opportunity that marks a pivotal moment in my journey - the launch of the WeFunder campaign for ManifestTV.

As you all know, when I first conceived the idea of ManifestTV, it was a simple notion - to enrich lives through accessible wellness content. That notion quickly evolved into my capstone/thesis, a concept tested and validated through our launch as a FAST channel at the beginning of last year. Available on platforms like LocalNow (ManifestTV | Local Now, channel 1545), we have touched lives, providing a sanctuary for wellness in the digital world. Now, we're ready to take the next giant leap - the full realization of ManifestTV as a comprehensive standalone platform.

But let's be clear: ManifestTV is a collective endeavor, a community-driven platform that belongs to everyone. It's a shared space for shared growth - not just for the privileged few but for anyone drawn to the idea of holistic wellness.

That's why I love the idea of WeFunder. It's a democratized way of investing that aligns beautifully with our ethos. It enables people from all walks of life to invest and be a part of ManifestTV's journey as backers and stakeholders in a movement toward collective well-being.

Our goal is to create a platform that is not only influenced by its users but is shaped and owned by them. We envision ManifestTV as an employee-owned environment where like-minded individuals support one another and share in the fruits of our collective success.

We are on the brink of something extraordinary, and I invite you to be a part of this transformative venture. Let's join forces to redefine wellness, to make it an integral part of every individual's lifestyle, accessible to all.

I encourage you to visit our WeFunder campaign page, learn more about our mission, and consider joining us as we manifest this dream into a reality.

With heartfelt gratitude and excitement for the journey ahead,

TAP THE LINK BELOW TO LEARN MORE!!!
https://wefunder.com/manifesttv
Your Destination For Health, Mind, and Body Wellness

Kyle Kaczmarek, EMBA
CEO & Founder
KDMG, Inc., ManifestTV



 

    